EXHIBIT 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated March 2, 2009 (August 7, 2009, as to the retrospective effects of the application of authoritative guidance regarding noncontrolling interests discussed in Note 2), relating to the 2008 and 2007 consolidated financial statements (before the effects of the retrospective adjustments for the discontinued operations discussed in Note 10 to the consolidated financial statements) of U-Store-It Trust and subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the retrospective effects of the application of authoritative guidance regarding noncontrolling interests), appearing in the Annual Report on Form 10-K of U-Store-It Trust and subsidiaries for the year ended December 31, 2009.

/s/ Deloitte & Touche LLP

Philadelphia, Pennsylvania
June 18, 2010